UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

The McClatchy Company
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
579489-10-5
(CUSIP Number)
Karole Morgan-Prager, Esq. Vice President and Corporate Secretary The McClatchy Company 2100 Q Street Sacramento, CA 95816 (916) 321-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 579489-10-5
1. Names of Reporting Persons. William K. Coblentz
2.Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.SEC Use Only
4.Source of Funds (See Instructions) Not applicable
5.Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power 36,950
8.Shared Voting Power 449,527
9.Sole Dispositive Power 36,950
10.Shared Dispositive Power 449,527
11.Aggregate Amount Beneficially Owned by Each Reporting Person 486,477
12.Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.Percent of Class Represented by Amount in Row (11) 0.82%
14.Type of Reporting Person (See Instructions)
IN

CUSIP No. 579489-10-5                                                            Schedule 13D/A

William K. Coblentz hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “Commission”) on February 1, 1990 and as amended, relating to his beneficial ownership of the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of The McClatchy Company (the “Company”).

Item 1.  Security and Issuer

No amendment.

Item 2.  Identity and Background

No amendment.

Item 3.  Source and Amount of Funds or Other Consideration

No amendment.

Item 4.  Purpose of Transaction

William K. Coblentz serves as one of four co-trustees of five separate trusts established for the benefit of McClatchy family members. On January 3, 2004, the beneficiary of one of the five trusts for the benefit of McClatchy family members died and on March 1, 2004, the shares of Class B Common Stock held by the trust were distributed in equal shares to the four remaining trusts. Each of the five trusts contained 2,500,000 shares of Class B Common Stock. As a result of the distribution from the fifth trust to the four remaining trusts, each of the four trusts now contains 3,125,000 shares of Class B Common Stock. Subject to the terms of the Stockholders' Agreement dated as of September 17, 1987, described in Item 6 below, each holder of Class B Common Stock has the right to convert Class B Common Stock into Class A Common Stock on a one-for-one basis.  Effective May 20, 2009, Mr. Coblentz retired from the Board of Directors of the Company and, in connection with his retirement he voluntarily resigned as a co-trustee of each of the four trusts and a successor co-trustee was named. Therefore, beneficial ownership of the shares of Common Stock of the Company owned by the trusts is no longer attributable to Mr. Coblentz.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of shares of Class A Common Stock of the Company beneficially owned by William K. Coblentz is 486,477 which include 36,950 shares of Class A Common Stock (including stock options) and 449,527 shares of Class B Common Stock.  The percentage of Class A Common Stock beneficially owned by William K. Coblentz is approximately 0.82%, based on a total of 58,594,096 shares of Class A Common Stock issued and outstanding as of May 5, 2009, as contained in the most recently available filing with the Securities and Exchange Commission by the Company.

(b) The number of shares of Common Stock as to which William K. Coblentz has:

(i)	Sole power to vote or direct the vote: 36,950 shares of Class A Common Stock;

(ii)	Shared power to vote or direct the vote: 449,527 shares of Class B Common Stock;

(iii)	Sole power to dispose or direct the disposition of: 36,950 shares of Class A Common Stock;

(iv)	Shared power to dispose or direct the disposition of: 449,527 shares of Class B Common Stock.

CUSIP No. 579489-10-5                                                            Schedule 13D/A

Of the 486,477 shares noted above, (1) 16,250 shares are subject to stock options which are currently exercisable or exercisable within 60 days and (2) 449,527 shares of Class B Common Stock are held in a trust over which William K. Coblentz and William Ellery McClatchy share joint voting and investment control as co-trustees of a trust established under the will of Charles K. McClatchy. The filing of this Schedule 13D/A shall not be construed as an admission that William K. Coblentz is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:

A. Name: William Ellery McClatchy

B. Residence or business address: The McClatchy Company, 2100 Q Street, Sacramento, California 95816.

C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.

D. During the last five years, William Ellery McClatchy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

E. During the last five years, William Ellery McClatchy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: United States.

(c)               None.

(d)               Only those persons identified in Item 5(b) above.

(e)               As a result of his resignation as co-trustee of four separate trusts established for the benefit of McClatchy family members, on May 20, 2009, William K. Coblentz ceased to be a beneficial owner of more than five percent of the Common Stock of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Amendment.

Item 7.  Material to be Filed as Exhibits

The Stockholders’ Agreement dated as of September 17, 1987, which was filed as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), is incorporated herein by reference.

CUSIP No. 579489-10-5                                                            Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 22, 2009                                                                      /s/ William K. Coblent
William K. Coblentz